Exhibit III

RESOLVED, that the Directors find after due consideration of all relevant factors, including but not limited to the value of the Fund’s aggregate assets to which any covered person may have access, the type and terms of the arrangements made for custody and safekeeping of such assets, and the nature of the securities in the Fund, that the Investment Company Blanket Bond (“Fidelity Bond”) is reasonable in form and amount for the period August 19, 2007 to August 19, 2008 and that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Fund, the Fidelity Bond on behalf of the Fund in the amount of $750,000 for an annual premium of $2,250; and

FURTHER RESOLVED, that the officers of the Fund are hereby directed to:

(1)
File with the Securities and Exchange Commission (the “SEC”) within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Directors including a majority of the Directors who are not “interested persons,” approving the form and amount of the bond, and (iii) a statement as to the period for which the premiums for such bond have been paid;

(2)	File with the SEC, in writing, within five days after the making of a claim under the bond by the Fund, a statement of the nature and amount thereof;

(3)	File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Fund; and

(4)
Notify by registered mail each member of the Board of Directors at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, and (ii) the filing and the settlement of any claims under the bond by the Fund at any time the filings required under (2) and (3) above are made with the SEC.